UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-42181

Primega Group Holdings Limited

Room 2912, 29/F., New Tech Plaza

34 Tai Yau Street

San Po Kong

Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard

Primega Group Holdings Limited (“Company”) received a written notification from Nasdaq Listing Qualifications Staff of the Nasdaq Stock Market LLC (“Nasdaq”) on November 21, 2024, notifying the Company that it has not paid a sum of certain fees (“Outstanding Fees”) as required under Nasdaq Listing Rule 5250(f). Nasdaq Listing Rule 5250(f) states that “the Company is required to pay all applicable fees as described in the Rule 5900 Series.” Nasdaq notified the Company that the failure to comply with this requirement served as a basis for delisting the Company’s securities from the Nasdaq Capital Market.

Re-Compliance of Nasdaq Listing Rule 5900

The Company has then made full repayment of the Outstanding Fees on November 26, 2024. On November 27, 2024, the Company received notification from Nasdaq that subject to certain disclosure obligations, which this form 6-K forms a part of, the matter regarding Outstanding Fees is closed.

Exhibit

The following exhibit is being filed herewith:

Exhibit No.	Description
99.1	Press Release, dated November 27, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRIMEGA GROUP HOLDINGS LIMITED

By:	/s/ Kan Chi Wai
Name:	Kan Chi Wai
Title:	Chief Executive Officer and Director

Date: November 27, 2024